Goodwin Procter LLP Counselors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

August 16, 2013

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention: John Reynolds

Re:	Foundation Medicine, Inc. Registration Statement on Form S-1 Filed July 29, 2013, as amended File No. 333-190226

Dear Mr. Reynolds:

This letter is submitted on behalf of Foundation Medicine, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-1, filed on July 29, 2013, as set forth in your letter dated August 9, 2013 addressed to Michael J. Pellini, M.D., President, Chief Executive Officer and Director of the Company (the “Comment Letter”). The Company is concurrently filing the Company’s Amendment No. 2 to Registration Statement on Form S-1 (the “Registration Statement”), which includes changes to reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the responses refer to the revised draft of the Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Registration Statement.

Mr. John Reynolds

United States Securities and Exchange Commission

August 16, 2013

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via courier two (2) copies of each of this letter and the revised draft of the Registration Statement (marked to show changes from the Registration Statement).

General

1.	We are in the process of reviewing your request for confidential treatment, submitted to the Commission on August 5, 2013. Please note that any comments issued on the application must be cleared prior to effectiveness of the S-1.

RESPONSE: The Company acknowledges the Staff’s comment. The Company is responding to the Staff’s comments to the Company’s confidential treatment request in parallel.

Summary, page 1

2.	We note your revised disclosure and response to comments regarding FoundationOne, limited payment coverage and delays in recognizing revenues for some of the tests that do result in payments to you. In light of the disclosure on page 2 and statements regarding your competitive advantages, including your “significant first mover advantage” and “rapid adoption,” please revise to provide more balanced disclosure. For example, please quantify your losses from operations and accumulated deficit. Also, please address (1) your lack of coverage and participating provider status for Medicare and commercial payors and (2) the significant percentage of testing done without expectation of payment.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on page 3 of the Registration Statement to include the requested disclosure.

The Offering, page 5

3.	We note your response to comment nine of our letter dated July 22, 2013. Please further revise to disclose why the number of shares of common stock to be outstanding after this offering includes the 4,813,667 shares of common stock subject to repurchase by the Company. Also clarify for us why the unvested restricted stock remains subject to repurchase, and tell us whether it will vest or be repurchased in connection with the offering.

Mr. John Reynolds

United States Securities and Exchange Commission

August 16, 2013

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on pages 5 and 6 to disclose that the shares of common stock outstanding after this offering includes the shares of common stock subject to repurchase by the Company and on page F-23 of the Registration Statement to disclose the reason that the shares of the Company’s common stock subject to repurchase are not included in the shares outstanding for financial reporting purposes.

The shares of the Company’s common stock that are subject to repurchase by the Company are comprised of unvested shares of the Company’s restricted common stock, primarily with time-based vesting provisions, and shares of the Company’s common stock issued upon early exercise of options that remain subject to vesting over time. The Company respectfully advises the Staff that, as disclosed on page 128 of the Registration Statement, 550,000 shares of the restricted stock held by Michael Pellini, representing a portion of the shares of common stock subject to repurchase by the Company, will vest upon consummation of the offering as described in the Registration Statement, but no other shares of the Company’s common stock will vest or be repurchased in connection with the offering.

4.	We note in your response to comment nine of our letter dated July 22, 2013 that the 16,612,097 shares outstanding after this offering includes 2,534 shares of common stock issued on May 21, 2013. Please further revise to also disclose that the 2,534 shares are included in the 16,612,097 shares.

RESPONSE: In response to the Staff’s comment, the Company confirms that the 16,612,097 shares outstanding as of July 31, 2013 includes 2,534 shares of common stock issued on May 21, 2013.

Use of Proceeds, page 43

5.	We note your revised disclosure in response to comment 14 of our letter dated July 22, 2013 and we reissue the comment as we are unable to locate responsive disclosure and continue to see disclosure that you retain the discretion to allocate the net proceeds of the offering among the identified uses and further reserve the right to change the allocation of net proceeds among the uses described above. Please revise to clarify the alternatives to the disclosed use of proceeds assuming you experience the identified contingencies. See Instruction 7 to Item 504 of Regulation S-K.

Mr. John Reynolds

United States Securities and Exchange Commission

August 16, 2013

RESPONSE: In response to the Staff’s comment, the Company has amended its disclosure on pages 43 and 44 of the Registration Statement regarding its intended use of proceeds. The Company has explained the contingencies that could cause the Company to alter its intended uses of proceeds, and has clarified that if any such contingencies occur, the Company may reallocate the proceeds among the intended uses described in the Registration Statement based on management’s judgment. The Company does not presently intend to use the proceeds from the offering for any purposes other than as described in the Registration Statement in the event of the identified contingencies, although as described in the disclosure, the Company may alter the allocation of the proceeds among the disclosed uses.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 52

Financial Operations Overview, page 52

6.	Please tell us whether you use any key performance indicators, including non-financial performance indicators to manage your business. Refer to Item 303 of Regulation S-K and SEC Interpretive Release 33-8350 (http://www.sec.gov/rules/interp/33-8350.htm). To the extent you use key performance indicators that would be material to investors, please include these disclosures in the registration statement.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on page 53 of the Registration Statement to discuss key non-financial performance indicators that it uses to manage its business.

Revenue, page 52

7.

We note in your response to comment 19 of our letter dated July 22, 2013 that the unrecorded revenue related to amounts payable to the Company by individual patients was not material to the Company’s results of operations or liquidity in the year ended December 31, 2012 or the three months ended March 31, 2013. Based on your disclosed average revenue per test for biopharmaceutical customers, it appears to us that the total amount of revenue that you did not recognize for both the FoundationOne tests that were billed to commercial third-party payors and patients covered by Medicare would represent a significant percentage of the total revenue that you recognized in fiscal 2012 and the three months ended March 31, 2013. In addition, it appears that such amounts may have a significant impact on the Company’s liquidity if payment is ultimately

Mr. John Reynolds

United States Securities and Exchange Commission

August 16, 2013

received for these tests in future periods. Please quantify for us the total estimated revenue that you have not yet recognized for these tests and provide us with your analysis to support that this unrecognized revenue is not significant to the Company’s results of operations or liquidity. Alternatively, further revise to quantify the total estimated amount of unrecorded revenue for these tests that may be received in future periods.

RESPONSE: In response to the Staff’s comment, the Company has amended its disclosure on pages 57 and 60 of the Registration Statement to discuss the estimated unrecorded revenue for claims submitted to commercial third-party payors and for tests performed on behalf of patients covered by Medicare.

8.	We note your revised disclosure on page 53 of the percentage of tests performed on behalf of Medicare patients for fiscal 2012 and the three months ended March 31, 2013 that was provided in response to comment 22 of our letter dated July 22, 2013. Please further revise to quantify the total number of tests performed on behalf of Medicare patients during each period, and the total number of cumulative tests as of December 31, 2012 and March 31, 2013, as applicable. Also further revise to clarify whether you currently anticipate to bill patients or pursue reimbursement from Medicare for these tests that were already performed in prior periods, or if you only anticipate being able to submit claims for tests performed in the future.

RESPONSE: In response to the Staff’s comment, the Company has amended its disclosure on pages 57 and 60 of the Registration Statement to disclose the tests performed on behalf of Medicare patients and to discuss the Company’s expectations regarding billing.

9.	We note the revised disclosure concerning the percentage of tests for patients covered by Medicare. Please revise to clarify if you receive any revenues for such testing. Please also revise to state whether and how you receive revenue for testing provided to commercial payors that do not pay “based upon the stacked CPT codes.”

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on page 53 of the Registration Statement to disclose that it has not generated revenue from tests performed for patients covered by Medicare and how it derives revenue from commercial payors that do not pay based upon the stacked CPT codes.

Mr. John Reynolds

United States Securities and Exchange Commission

August 16, 2013

Results of Operations, page 56

Comparison of Years Ended December 31, 2011 and 2012, page 56

Revenue, page 57

10.	Please revise the average revenue per test discussion on page 57 to also address the averages without backing out tests for patients covered by Medicare or tests that were billed to third-party payors for which you did not receive payment.

RESPONSE: In response to other related comments from the Staff, the Company has revised its disclosure in the Registration Statement to include additional discussion regarding its calculation of average revenue per test. Further, the Company has provided separate disclosure of the maximum amount of revenue that the Company would recognize in the event the Company is reimbursed for all FoundationOne tests conducted for patients covered by each of commercial third-party payors and Medicare. The Company believes that these new disclosures, when taken together with the Company’s existing disclosure regarding total revenue and number of tests performed per period, provide investors with the information necessary to understand the Company’s revenue, revenue recognition policies and average revenue per test as actually realized and under the various assumptions.

Although the Company has not yet received a coverage decision for FoundationOne from any commercial third-party payors, the Company bills these payors at $5,800 per test, the current list price for FoundationOne. In response to the Staff’s comment, the Company has added disclosure stating the maximum potential amount of revenue that the Company would recognize in the event it is reimbursed for these tests at the list price. The Company has noted that it is difficult to predict future revenue from the previously performed FoundationOne tests because the test is in an early stage of commercialization and the Company has limited payment experience. Because the Company recognizes revenue on a cash basis from commercial third-party payors and its efforts to obtain reimbursement for individual claims can take a substantial amount of time, there is typically a significant lag between the time the FoundationOne test is performed and the time the Company actually recognizes the revenue from such test. As a result, these lags will necessarily cross reporting periods. The Company respectfully submits that an investor should not conclude from this circumstance, which is an industry phenomenon, that the Company will not receive any revenue for such tests as would be implied if the Company ascribed no revenue to such tests when disclosing its average revenue per test performed in a particular period. In fact, despite the lack of any coverage decisions, the Company has been reasonably successful in securing reimbursement for tests performed in prior periods, including receiving payment for 404 tests performed during 2012 that were paid during the first six months of 2013, as disclosed in the Registration Statement.

Mr. John Reynolds

United States Securities and Exchange Commission

August 16, 2013

Similarly with respect to tests performed for patients covered by Medicare, the Company has revised its disclosure in the Registration Statement to state the maximum amount of potential revenue that the Company would recognize in the event it is reimbursed for these tests at the $5,800 list price. In setting forth this amount of potential revenue, the Company has also stated that it does not expect to actually receive the list price. As disclosed in the Registration Statement, the Company intends to submit claims to Medicare for tests performed for patients covered by Medicare pending receipt of definitive direction from its Medicare contractor. While receipt of payment in respect of these claims is not fixed or determinable and collectability is not reasonably assured, the Company respectfully submits that an investor should not conclude, solely because claims are not fixed or determinable and collectability is not reasonably assured, that the Company will not receive any revenue for such tests (as would be implied if the Company ascribed no revenue to such tests when disclosing its average revenue per test performed in a particular period).

In light of the foregoing, the Company does not believe that explicitly stating its average revenue per test without backing out tests for patients covered by Medicare and tests that were billed to third-party payors for which it did not receive payment is material to an investor’s understanding of the Company’s business. The Company believes that the more robust discussion of its revenue, revenue recognition policies, qualified average revenue per test and revenue estimates included in the Registration Statement will better inform an investor’s understanding of the Company’s results of operations, financial condition and business and thereby will provide such investor with a more useful basis to make an investment decision regarding the Company’s stock.

Comparison of Three Months Ended March 31, 2012 and 2013, page 59

Revenue, page 59

11.	We note your revised disclosure on page 57 of the cumulative number of FoundationOne tests that have been billed to commercial third-party payors in 2012 presented in response to comment 22 of our letter dated July 22, 2013. Please further revise to also present the cumulative number of such tests as of March 31, 2013.

Mr. John Reynolds

United States Securities and Exchange Commission

August 16, 2013

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on page 60 of the Registration Statement to disclose the cumulative number of tests that have been billed to commercial third-party payors as of June 30, 2013.

Business, page 76

Overview, page 76

12.	We note your response and your supplemental materials provided in response to comment 28 of our letter dated July 22, 2013. We reissue the comment. Please supplementally provide materials to support your statement that your single identified genomic alteration is “associated with an FDA-approved targeted therapy or with a clinical trial, in 82% of the first 3,936 clinical specimens analyzed.” In this regard, it appears, based on your response, that these numbers were determined in a study conducted from July 2012 through May 17, 2013 but we are not able to locate materials specific to this study.

RESPONSE: In response to the Staff’s comment, the Company is providing supplemental materials that contain the results of its FoundationOne testing from the first 3,936 clinical cases. The Company respectfully advises the Staff that the study was conducted through an analysis, using the methodology previously provided to the Staff in the supplemental materials, of all of the results of the clinical analysis run using FoundationOne from its formal commercial launch in June 2012 through May 17, 2013. The Company also respectfully directs the Staff’s attention to its response to comment 13 of the Comment Letter and the corresponding revised disclosure on page 86 of the Registration Statement for a discussion of a prior analysis performed by the Company using the same methodology to an earlier initial set of clinical cases. The Company presented the results of this earlier analysis of its first 2,221 clinical cases, in which it identified at least one actionable genomic alteration in 76% of reported clinical cases, at the American Society of Clinical Oncology’s (“ASCO”) annual meeting in June 2013.

13.	We note your revised disclosure in response to comment 29 of our letter dated July 22, 2013 in which you clarify that the 3,936 clinical specimens you analyzed with FoundationOne were received during the period from June 2012 through May 17, 2013. We further note in your response that the Company does not complete the calculation of this percentage on a regular basis, and that the Company has not observed any pattern that it believes would substantially alter this percentage. Please further revise your disclosure to inform investors of these factors regarding the disclosed percentage of instances where at least one actionable genomic alteration was identified.

Mr. John Reynolds

United States Securities and Exchange Commission

August 16, 2013

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on page 86 of the Registration Statement to discuss the Company’s process for collecting such data and the results of an earlier analysis, which was presented at ASCO’s annual meeting in June 2013.

14.	Please revise here, the first risk factor on page 12 and where appropriate to address limitations to your business due to the ownership of Laboratory Corporation and other significant holders. For example, it appears that disclosure of anticipated “new product innovations” and similar statements should be qualified by a discussion of Article 7 of your charter, in which you renounce any interest or expectancy in certain corporate opportunities.

RESPONSE: The Company respectfully advises the Staff that it does not believe that the ownership of Laboratory Corporation or any of the Company’s other significant stockholders imposes any material limitations on the Company’s business.

The Company notes that Section 122(17) of the General Corporation Law of the State of Delaware permits the Company to renounce in its certificate of incorporation any interest or expectancy in, or being offered an opportunity to participate in, specified business opportunities that are presented to the Company or one or more of its officers, directors or stockholders. The Company believes that the language contained in Section 7 of Article IV of the Company’s certificate of incorporation is commonly found in the organizational documents of companies with venture capital firm and other institutional investors, which seek to limit the potential liability of their designated directors since they often make investments in companies engaged in similar businesses. The Company is not aware of any corporate opportunity it has not been presented or other limitations imposed on its business by virtue of Section 7 of Article IV of its current certificate of incorporation.

The corporate opportunity doctrine and the potential obligation for officers, directors or controlling stockholders to offer opportunities to a corporation arises from such persons’ duties of loyalty to the corporation. Laboratory Corporation has not designated a representative to serve on the Company’s board of directors and, based upon its proportionate ownership in the Company, is not a controlling stockholder. Accordingly, Laboratory Corporation has no duty of loyalty to the Company and would therefore owe no obligation to offer any corporate opportunities to the Company regardless of the existence of Section 7 of Article IV of the Company’s current certificate of incorporation. In addition, the Company respectfully refers the Staff to pages 12 and 106 of the Registration Statement where Laboratory Corporation is specifically identified as a potential competitor of the Company.

Mr. John Reynolds

United States Securities and Exchange Commission

August 16, 2013

Furthermore, as set forth in the form of certificate of incorporation filed as Exhibit 3.2 to the Registration Statement, the Company’s certificate of incorporation that will become effective upon the consummation of this offering will not include any language regarding the renouncement of any interest or expectancy in corporate opportunities permitted by Section 122(17) of the General Corporation Law of the State of Delaware. As a result of the foregoing, the Company does not believe that disclosure regarding this provision in its private company certificate of incorporation is material to an investor’s understanding of the Company’s business or material to an investor’s investment decision in determining whether to purchase shares of the Company’s stock.

Our Industry, page 79

15.	We note your revised disclosure in response to comment 31 of our letter dated July 22, 2013. Please further revise your disclosure to provide a citation for the 2008 survey published in the Journal of Clinical Pathology relating to your table on page 81.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on page 82 of the Registration Statement to provide a citation for the published survey.

16.	We reissue comment 34 of our letter dated July 22, 2013, as we are unable to locate responsive disclosure. Please revise to disclose the basis for the statements regarding sensitivity and success rates. In this regard, we note the currently rephrased disclosure regarding the validation studies.

RESPONSE: The Company respectfully advises the Staff that it has conducted a thorough analytical validation of FoundationOne aimed, in part, at determining its sensitivity in detecting various classes of genomic alterations. The results of this analytical validation have been accepted for publication in a peer-reviewed scientific journal. The Company is providing the manuscript detailing this analytical validation supplementally to the Staff. To measure FoundationOne’s sensitivity in detecting genomic alterations, the study measured FoundationOne’s

Mr. John Reynolds

United States Securities and Exchange Commission

August 16, 2013

ability to successfully detect base substitutions, insertions and deletions, and copy number alterations known to be contained in reference sample cell lines and reference cancer cells under various conditions. With respect to base substitutions, under test conditions in which less than 10% of cells contained the genomic alterations, FoundationOne successfully detected 99% of the base substitutions present in the reference samples. With respect to insertions and deletions, under test conditions in which 10% to 20% of the cells contained the genomic alterations, FoundationOne successfully detected 97% of the insertions and deletions present in the reference samples. With respect to copy number alterations, under test conditions in which 30% of the cells contained copy number alterations of at least 8-fold, FoundationOne successfully detected 99% of the copy number alterations present in the reference samples. As reflected in the manuscript submitted supplementally, FoundationOne’s ability to accurately detect these alterations compares favorably to other commercially available tests but uniquely accomplishes this on a comprehensive platform across categories of genomic alterations for a wide array of cancer-related genes.

With respect to FoundationOne’s disclosed “lab success rate” and ability “to deliver clinical results in 97% of all clinical cases,” this denotes that FoundationOne has been successfully run in 97% of cases to generate clinically reported genomic alteration results against 3% of cases in which the case samples failed testing and results could not be reported.

The Company has further revised the disclosure on page 86 of the Registration Statement to reflect the foregoing.

17.	We note your revised disclosure in response to comment 35 of our letter dated July 22, 2013. Please revise to clearly state that the results of Case Study 2 have not been published.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on page 91 of the Registration Statement to disclose that the results have not been published.

Investing in Ongoing and new Product Innovations, page 99

18.	We note your revised disclosure in response to comment 39 of our letter dated July 22, 2013. In particular, we note that you discuss Interactive Cancer Explorer and development plan for additional applications related to it. Please advise whether your online portal and mobile application are the same product. If they are not the same product, we reissue our comment. Please address your mobile application under this heading or refer to the page number where the discussion appears.

Mr. John Reynolds

United States Securities and Exchange Commission

August 16, 2013

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on pages 20, 79 and 101 of the Registration Statement to clarify that Company’s online web portal and mobile applications in development are different interfaces for accessing the same Interactive Cancer Explorer.

Certain Relationships and Related Party Transactions, page 133

19.	We note your response to comment 43 of our letter dated July 22, 2013. Specifically, we note that you address the applicability of Regulation S-K Item 601(b)(10) to your agreements with Agios Pharmaceuticals, Inc. and Third Rock Ventures, ultimately concluding that neither agreement is material. We are unable to locate responsive disclosure relating to disclosure of each agreement’s material terms. Please revise or advise.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on pages 137 and 138 of the Registration Statement to disclose the material terms of the referenced agreements.

20.	Please revise to address the arrangement or agreement with Google regarding your Interactive Cancer Explorer referenced on pages 78, 100 and elsewhere.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on pages 79, 88, 95 and 101 of the Registration Statement to discuss the Company’s arrangement with Google Ventures regarding Interactive Cancer Explorer.

Principal Stockholders, page 136

21.	We note your response to comment 44 of our letter dated July 22, 2013 and we partially reissue the comment. Please revise to identify the natural person with voting and dispositive control over shares attributed to Gates Ventures, LLC or advise.

Mr. John Reynolds

United States Securities and Exchange Commission

August 16, 2013

RESPONSE: The Company respectfully advises the Staff that the natural person with sole voting and dispositive control over shares attributed to Gates Ventures, LLC, William H. Gates III, is disclosed on page 140.

Index to Financial Statements, page F-1

22.	Please update your financial statements pursuant to Rule 3-01 of Regulation S-X, as applicable.

RESPONSE: The Company respectfully advises the Staff that the Company’s financial statements have been updated pursuant to Rule 3-01 of Regulation S-X to incorporate financial statements as of June 30, 2013 and for the six months ended June 30, 2012 and 2013.

*    *    *

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1971.

Sincerely,

/s/ Arthur R. McGivern, Esq.

Arthur R. McGivern, Esq.

Enclosures

cc:	Michael J. Pellini, M.D., President & Chief Executive Officer, Foundation Medicine, Inc.

Robert W. Hesslein, Esq., Senior VP & General Counsel, Foundation Medicine, Inc.

Junlin Ho, Esq., Corporate Counsel, Foundation Medicine, Inc.

Kingsley L. Taft, Esq., Goodwin Procter LLP

Daniel A. Lang, Esq., Goodwin Procter LLP